UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission file number: 001-34936

Noah Holdings Limited

Building 2, Changyang Valley, 1687 Changyang Road

Shanghai 200090

People’s Republic of China

+86 (21) 8035-9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit 99.1	Announcement — Date of Board Meeting and Date of Announcement of Fourth Quarter and Fiscal Year 2022 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Qing Pan
Name: Qing Pan
Title: Chief Financial Officer

Date: March 14, 2023